EXHIBIT 3.2(a)
                                                     FORM 10-Q
                              QUARTER ENDED SEPTEMBER 30, 1995


               AMENDMENT TO SECTION 5.3 AND 5.4 OF ARTICLE V
              OF THE RESTATED BYLAWS OF BUCYRUS-ERIE COMPANY
                       ADOPTED BY BOARD OF DIRECTORS
                    AT ITS MEETING OF AUGUST 1-2, 1995


      Section 5.3. Chairman of the Board. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors and shall perform all duties incidental to such office which may be required by law and all such other duties as are properly required by the Board of Directors. The Chairman of the Board shall be responsible for the preparation of the agenda for each such meeting after consultation with each of the Directors and the President. The Chairman of the Board shall also have such other powers and duties as may be delegated to such position by the Board of Directors. The Chairman of the Board shall see that all orders and resolutions of the Board of Directors and of any committee thereof are carried into effect through the proper corporate officers.

      Section 5.4. President. The President shall be the Chief Executive Officer and shall act in a general executive capacity. The President shall be responsible for the administration and operation of the Corporation's business and general supervision of its policies and affairs and shall have such other powers and duties as may from time to time be prescribed by the Restated Bylaws or by Resolution of the Board of Directors. The President shall be responsible for carrying out and implementing all action taken by the Board of Directors and shall submit reports on a regular basis to the Board of Directors. The President may sign, alone or with the Secretary or any other proper officer of the Corporation authorized by the Board of Directors, certificates, contracts, and other instruments of the Corporation as authorized by the Board of Directors.